SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: subordinated securities


FOR IMMEDIATE RELEASE


Friday 15 July 2005


           Prudential plc - Issue of US$300m subordinated securities


On 15 July 2005, Prudential plc issued US$300 million perpetual subordinated securities exchangeable into preference shares. They bear interest at 6.5% p.a., payable quarterly in arrears, and rank equal to preference shares.

The securities can be redeemed at Prudential plc's option on any interest payment date from 23 September 2010. Payments under the securities would be mandatorily or optionally deferred if Prudential plc fails to meet certain conditions relating to solvency which are set out in the terms and conditions of the securities.

Interest may be paid through an alternative coupon settlement mechanism at any time. Deferred interest is only payable at redemption or exchange, through an alternative coupon settlement mechanism, or upon a winding-up. Prudential plc has the option to exchange the securities into fixed-rate 6.5% preference shares on any interest payment date from 23 March 2011. Dividend payments on the preference shares are fully discretionary.

The securities were sold in the US market and application to list them on the New York Stock Exchange has been made. They are rated A by Standard & Poor's, Baa1 by Moody's and A + by Fitch. The proceeds will be used to refinance existing debt, while also counting towards Prudential plc's regulatory capital requirements.

This press release is not an offer for sale of the securities in the United States, and the securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the securities in the United States will be made by means of a prospectus containing detailed information regarding Prudential plc (the "Company") and the Company's management, including financial statements. Such prospectus will be made available through the Company. The Company has registered the offering in the United States.


                                    - ENDS -


                   Not for distribution in the United States.


Enquiries to:

Media                                      Investors/Analysts
Jon Bunn                  020 7548 3559    James Matthews       020 7548 3561
William Baldwin-Charles   020 7548 3304    Marina Lee-Steere    020 7548 3511
Joanne Davidson           020 7548 3708







Notes to Editors


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, (as at 31 December 2004). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking.
By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 July, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley
                                              Head of Group Media Relations